UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Travel + Leisure Co.
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Travel + Leisure Co.
6277 Sea Harbor Drive
Orlando, Florida 32821

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021	10

SIGNATURE	11

EXHIBIT:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Travel + Leisure Co. Employee Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Travel + Leisure Co. Employee Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2012.

EISNERAMPER LLP
Iselin, New Jersey
June 28, 2022

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2021	2020
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$9,831	$30,243
Mutual funds	507,400,700	439,636,804
Common collective trusts	308,679,164	283,401,950
Common stock	31,303,013	40,818,766
Money market	18,631,654	25,034,087
Total investments	866,024,362	788,921,850

RECEIVABLES:
Employer contribution receivable	320,297	112,622
Employee contribution receivable	412,636	264,246
Notes receivable from participants	19,857,667	22,053,812
Total receivables	20,590,600	22,430,680

TOTAL ASSETS AVAILABLE FOR BENEFITS	886,614,962	811,352,530

LIABILITIES:
Excess contributions payable	—	1,969,262

NET ASSETS AVAILABLE FOR BENEFITS	$886,614,962	$809,383,268

The accompanying notes are an integral part of these financial statements.

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2021
ADDITIONS:
Contributions:
Employee contributions	$42,848,034
Employer contributions	26,605,371
Total contributions	69,453,405

Net investment income:
Net appreciation in fair value of investments	68,690,846
Dividends	40,655,056
Other investment income	689,698
Net investment income	110,035,600

Interest income on notes receivable from participants	1,039,009

DEDUCTIONS:
Benefits paid to participants	102,439,768
Administrative expenses	856,552
Total deductions	103,296,320

NET INCREASE IN NET ASSETS	77,231,694

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	809,383,268
End of year	$886,614,962

The accompanying notes are an integral part of these financial statements.

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN
On January 5, 2021, Wyndham Destinations, Inc. acquired the Travel + Leisure brand and related assets from Meredith Corporation. In connection with this acquisition, on February 17, 2021, Wyndham Destinations, Inc. was renamed Travel + Leisure Co. (“Travel + Leisure Co.” or “the Company”) and continues to trade on the New York Stock Exchange under the new ticker symbol TNL.

On February 17, 2021, the Wyndham Destinations, Inc. Employee Savings Plan was renamed the Travel + Leisure Co. Employee Savings Plan (the “Plan”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006, in connection with the Company’s separation from Cendant Corporation.

Bank of America, N.A. (the “Trustee”) is the Plan’s trustee. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

The following is a summary of certain Plan provisions:

Eligibility—Each regular U.S. employee of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment and the attainment of age eighteen, excluding employees as defined in the Plan document working at the Travel + Leisure Co. Rio Mar location in Puerto Rico who are eligible to participate in a locally-offered retirement savings plan. Additionally, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following one year of eligible service (as defined in the Plan document) and the attainment of age eighteen.

Contributions—Participants may contribute pre-tax, Roth 401(k), or a combination of both types each year up to 50% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company added a Roth 401(k) contribution option January 1, 2021. In 2021, the Company made matching contributions in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributed to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, money market funds, and Travel + Leisure Co. common stock as investment options for participants. Contributions are limited to a maximum of 25% into Travel + Leisure Co. common stock.

Vesting—Participants are immediately 100% vested in their contributions, employer contributions, plus actual earnings/losses thereon.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $2,000). The initial principal amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.

The Plan offers participants that have investments in Travel + Leisure Co. common stock, the option of having dividends on such stock distributed to the participant in cash or deposited into the participant’s account. Any dividends received in cash by participants will be subject to income taxes in the year of receipt. In 2021, the Company’s Board of Directors declared quarterly dividends of $0.30 per share for the first, second, and third quarters, and $0.35 per share for the fourth quarter ($1.25 in aggregate). Dividends related to Travel + Leisure Co. common stock that were paid to the Plan were $697,654 of which $18,541 was distributed to participants in cash.

2.SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, money market funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2021 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Administrative Expenses—Pursuant to the plan document, administrative expenses may be paid by either the Company, the Plan or both.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $178,353 and $588,092 at December 31, 2021 and 2020.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price as published by the funds, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value of the shares held by the Plan at year-end as a practical expedient, which is based on the fair value of the underlying assets. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads, or 12b-1 fees. Such 12b-1 fees were ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940 and are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

The Wells Fargo Stable Value Fund (the “SVF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts, and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The SVF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SVF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2021.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

3.     FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 3, 2018, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the tax determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC; therefore, there was no provision for income taxes as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

4.    FAIR VALUE
The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2021 and 2020:

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2021	(Level 1)

Common stock (a)	$31,303,013	$31,303,013
Mutual funds	507,400,700	507,400,700
Money market (b)	18,631,654	18,631,654
Total investment assets in the fair value hierarchy	557,335,367	557,335,367

Investments measured at net asset value:
Common collective trusts (c)	308,679,164	—
Investments at fair value	$866,014,531	$557,335,367

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2020	(Level 1)

Common stock (a)	$40,818,766	$40,818,766
Mutual funds	439,636,804	439,636,804
Money market (b)	25,034,087	25,034,087
Total investment assets in the fair value hierarchy	505,489,657	505,489,657

Investments measured at net asset value:
Common collective trusts (c)	283,401,950	—
Investments at fair value	$788,891,607	$505,489,657

(a)    Includes $31,303,013 and $25,339,867 of Travel + Leisure Co. common stock, exempt parties-in-interest as of December 31, 2021 and 2020.
(b)    Primarily represents an investment in BlackRock FedFund.
(c)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

5.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS
A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan held 566,365 and 564,866 shares of common stock of Travel + Leisure Co. as of December 31, 2021 and 2020, with fair values of $31,303,013 and $25,339,867.

6.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.     NET ASSET VALUE PER SHARE
In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan discloses the fair value, redemption frequency and redemption notice period at the participant level for those assets whose fair value is estimated using the NAV per share.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2021:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund	$16,033,119	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund	5,363,768	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund	23,540,170	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund	52,707,809	—	Daily	None	N/A
Invesco Oppenheimer OFITC
International Growth Fund II	14,986,748	—	Daily	None	1 day
SSgA S&P 500
Index Fund	139,717,854	—	Daily	None	1 day
Wells Fargo Stable
Value Fund	56,329,696	—	Daily	None	N/A
	$308,679,164	$—

*    Investments are valued at fair value using the net asset value per share practical expedient.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2020:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund	$18,508,291	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund	10,456,684	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund	23,248,566	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund	47,335,734	—	Daily	None	N/A
Invesco Oppenheimer OFITC
International Growth Fund II	13,847,955	—	Daily	None	1 day
SSgA S&P 500
Index Fund	111,880,073	—	Daily	None	1 day
Wells Fargo Stable
Value Fund	58,124,647	—	Daily	None	N/A
	$283,401,950	$—

*    Investments are valued at fair value using the net asset value per share practical expedient.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following reconciles Net Assets Available for Benefits per the financial statements to Form 5500 at December 31:

	2021	2020
Net assets available for benefits per the financial statements	$886,614,962	$809,383,268
Less: Amounts allocated to withdrawing participants	(178,353)	(588,092)
Add: Excess contributions payable	—	1,969,262
Net assets available for benefits per Form 5500	$886,436,609	$810,764,438

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 at December 31:

2021
Net increase in net assets per the financial statements	$77,231,694
Less: 2021 allocated to withdrawing participants	(178,353)
Add: 2020 amounts allocated to withdrawing participants	588,092
Less: Excess contributions payable prior year	(1,969,262)
Net income per Form 5500	$75,672,171

Travel + Leisure Co. Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value
	Deutsche Real Estate	Mutual fund		$21,748,524
	Federated Hermes Total Return	Mutual fund		53,554,292
	Fidelity Advisor Freedom Inc I	Mutual fund		1,130,236
	Fidelity Advisor Freedom 2010I	Mutual fund		1,270,812
	Fidelity Advisor Freedom 2020I	Mutual fund		5,558,948
	Fidelity Advisor Freedom 2030I	Mutual fund		30,681,481
	Fidelity Advisor Freedom 2040I	Mutual fund		27,817,749
	Fidelity Advisor Freedom 2015I	Mutual fund		1,449,321
	Fidelity Advisor Freedom 2025I	Mutual fund		15,247,278
	Fidelity Advisor Freedom 2035I	Mutual fund		36,774,457
	Fidelity Advisor Freedom 2045I	Mutual fund		29,707,464
	Fidelity Advisor Freedom 2050I	Mutual fund		25,476,063
	Fidelity Advisor Freedom 2055 Fund	Mutual fund		24,491,924
	Fidelity Advisor Freedom 2060 Fund	Mutual fund		9,685,858
	Franklin Small Cap Growth R6	Mutual fund		20,620,787
	Harbor Small Cap Value RTMT	Mutual fund		33,630,555
	Lord Abbett Bond Debenture R6	Mutual fund		10,534,705
	MFS Value Fund R6	Mutual fund		25,997,632
	Prudential Jennison Growth Z	Mutual fund		97,103,749
	TransAmerica International Equity Fund	Mutual fund		21,986,286
	Vanguard Inflation Fund	Mutual fund		12,932,579
	Harding Loevner Emerging Markets Fund	Common collective trust		16,033,119
	Northern Trust Collective Aggregate Bond Index Fund	Common collective trust		5,363,768
	Northern Trust Collective All Country World Index Fund	Common collective trust		23,540,170
	Northern Trust Collective Extended Market Fund	Common collective trust		52,707,809
	Invesco Oppenhiemer OFITC International Growth Fund II	Common collective trust		14,986,748
	SSgA S&P 500 Index Fund	Common collective trust		139,717,854
	Wells Fargo Stable Value Fund	Common collective trust		56,329,696
*	Travel + Leisure Co.	Common stock		31,303,013
*	Various participants	Loans to participants***		19,857,667
	BLF Money Fund	Money market		183,694
	BlackRock FedFund	Money market		18,447,960
	Cash and cash equivalents			9,831
	Total			$885,882,029

* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 1/7/22 to 11/4/36. Interest rates range from 3.25% to 9.25%.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Travel + Leisure Co. Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Travel + Leisure Co. Employee Savings Plan

/s/ Kimberly A. Marshall
Kimberly A. Marshall
Chief Human Resources Officer
Travel + Leisure Co.

Date: June 28, 2022